

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Jon Gloeckner
Senior Vice President, Treasurer & Financial Reporting
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, California 92612

      Re: Impac Mortgage Holdings, Inc.
          Form 10-K for the fiscal year ended December 31, 2021
          Filed March 11, 2022
          File No. 001-14100

Dear Mr. Gloeckner:

      We have reviewed your June 21, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to a comment in our June 8, 2022 letter.

Form 10-K filed March 11, 2022

Item 7. Management discussion and analysis of financial condition and results of operations
Non-GAAP financial measures, page 29

1.   We note your response where you indicate the fair value adjustments relate to long-term debt and net trust assets which are components of your legacy long-term mortgage portfolio while you were still a REIT and mortgage servicing rights, where you retain servicing periodically and does not represent something you primarily focus on. Please clarify whether there are other components related to such items that impact your statement of operations besides the changes in fair value. To the extent such components exist, please quantify and describe such amounts and explain your rationale for not adjusting for these items in arriving at your Non-GAAP measure.

　　　　You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction